 Exhibit 99.7

TAR Holdings LLC
2200 Fletcher Avenue
Fort Lee, NJ 07024

September 12, 2019

Alaska Communications Systems Group, Inc.
600 Telephone Avenue

Anchorage, AK 99503
Attn: Board of Directors

Dear Directors:

As we believe you are aware, we are the company’s single largest stockholder. We feel compelled to write to you regarding our views and ongoing concerns about the company. Notwithstanding some recent changes which we support, we believe there are important further changes that need to be taken to unlock stockholder value.

First, William Bishop should be appointed as the company’s permanent CEO. We have had several conversations with Bill and are impressed with his vision and desire to create stockholder value for all stockholders. Bill is a full-time resident of Alaska and is onsite daily to make sure operations are running smoothly. This is in sharp contrast to his predecessor who was not onsite daily and commuted at the expense of the company and its stockholders. We would not support the hiring of a CEO, like the former CEO, who we believe was overcompensated and was not permanently onsite at the company.

Second, although certain changes have been made by the Board of Directors, there should be a refresh of all of the Directors who have been there for approximately 8 years or longer. Those Directors have not, in our view, provided any value for stockholders. We feel it is necessary for a refreshed Board of Directors (as described above) to review all strategic alternatives that the company might receive. A sub-committee of a refreshed Board may be appropriate for this purpose.

Third, we are happy that the Board has looked for ways to return capital to its stockholders. We strongly urge you, however, to reconsider the existing buyback program that seems to be having little effect and, instead, consider dividends or an annual special dividend based on the excess cash that the company generates.

Finally, we urge you to rescind the poison pill that was purportedly implemented to shield certain tax benefits. It was created as solely a mechanism to entrench the prior management and Board and is completely unnecessary. We know for a fact that this pill has chilled the interest of other investors in buying into the company’s stock.

Alaska Communications Systems Group, Inc.

September 12, 2019

We encourage you to take the steps set forth above immediately and, absent that, we will consider pushing for changes at the next annual meeting. We hope that you realize, after our last exchange, that wasting time and money in a contentious battle can be avoided. We would be happy to discuss the above matters further with any and all of the Directors at your convenience.

Very Truly Yours,

TAR Holdings LLC

By:	/s/ Karen Singer
Name: Karen Singer
Title: Sole Member